Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Exchange Act File No. 001-13647

ADDITIONAL INFORMATION

Hertz Global Holdings, Inc. (“Hertz”) has filed a Registration Statement on Form S4 and will file a Tender Offer Statement on Schedule TO (collectively, with the accompanying Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by HDTMS, Inc., a wholly owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock. The Exchange Offer has not yet formally commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Exchange Offer Documents. The Exchange Offer will be made only through the Exchange Offer Documents.

Security holders and investors may obtain, when available, any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov.  The Exchange Offer Documents will also be available free of charge from Hertz following commencement of the Exchange Offer. SECURITY HOLDERS AND INVESTORS OF HERTZ AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the exchange offer or may be required to accept conditions that could reduce the anticipated benefits of the exchange offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the exchange offer or Hertz may otherwise be unable to consummate the exchange offer; (3) the length of time necessary to consummate the exchange offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the exchange offer; (5) the exchange offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the exchange offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

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On May 10, 2011, Hertz’s Chairman and Chief Executive Officer Mark Frissora spoke at the Wells Fargo Securities Industrial and Construction Conference.  Below are excerpts from the transcription of the conference related to Hertz’s proposed acquisition of Dollar Thrifty:

Hertz Global Holdings, Inc.

May 10, 2011
5:00 PM ET

Rich Kwas:
Good afternoon, everyone. I'm Rich Kwas. I cover automotive and electrical and industrial products here at Wells Fargo Securities. I'm pleased to present Hertz Global Holdings. We have Chairman and CEO, Mark Frissora, here as well as Elyse Douglas and Leslie Hunziker here in the audience. So, I think most of you are familiar with the Hertz business profile. The majority of the revenues are coming from rental car. A decent, a pretty good business in the equipment rental side. That's recovering. There's been some news here in the last day or so, the Company held a conference call regarding its proposed offer for Dollar Thrifty.

I guess, Mark, just to kick it off here, we had the conference call yesterday to explain the position here. I guess one of the things that's out there is as you think about what could happen and there's still a lot of uncertainty out there what's going to happen. But just a scenario, if Avis and Dollar end up pairing up, you're in a pretty good position from a liquidity standpoint. You're in a pretty good position to grow the business in many different areas. How would you look to use the excess capital or the extra capital that you have right now that's on the balance sheet and given -- should be in a position to generate pretty good free cash flow over the next couple of years with the economy recovering. How should investors think about the potential other growth opportunities that you have externally speaking?

Mark Frissora:
Rich, it's a good point I guess. If the growth drivers that we've had over the last couple of years continue absent a Dollar Thrifty deal. So, we would be able to invest in off airport maybe faster than what we have in the past, grow the infrastructure in stores up to 3,000, continue to invest in the kiosks that can go into dealerships and all kinds of off airport collision repair centers, put more fleet into that business model. We could look at Europe because Europe is also consolidating. I think there are some rental car brands there. Then on the equipment rental side, we've consistently talked about how equipment rental business could be a modified roll up strategy where you pick mom-n-pops that are in niche markets that we want to grow, industrial markets, petrochemical markets, oil sands.

So, the whole idea of again increasing our acquisition activity in the equipment rental business which has very high returns on capital employed -- the ROTC in that business typically in a normal cycle are almost double what's in the rental car. So, obviously you'll just continue to see us invest as we have. Advantage as a brand is something we're obviously continuing to be committed to and growing that brand. And developing more stores internationally. It's growing pretty rapidly in Europe right now actually. So, it's more of the same pretty much. We have a lot of different growth drivers.

Rich Kwas:
Right. Are there any issues potentially if you decide to -- if Advantage, Avis, Dollar deal goes through I guess the plan would be to keep Advantage and grow that. Any concerns about operational issues that could crop up because now if you get Dollar you plan to sell Advantage? Is there anything along those lines that could create some kind of potentially if you don't manage it right some potential issues with their performance? Anything along those lines that concerns you?

Mark Frissora:	I'm not sure I understand the question. Are you saying that -- ?

Rich Kwas:
Well, if you have to keep advantage you said it's on the block, right? So, if you go proceed forward with -- if Dollar doesn't happen, the acquisition of Dollar doesn't happen, you bring Advantage back in? Back and forth?

Mark Frissora:
The good news is Advantage has had a checkered past, right? So, the employees were used to having $250 million of revenues before Hertz came along and then it became under managed. You know the story there. It was -- there was no investment in the business and eventually it went into bankruptcy under Denny Heckler's dealerships and networks and loans and whatever else developed there. The employee base has been used to a lot of change and since we've taken over we've actually improved the benefits for those people, added stability, have been able to upgrade the service standards and the employees went through this back in September. They understand that if in fact we were to divest Advantage as a brand that the FTC is totally focused on making sure that whoever it is divested to will be somebody financially stable and someone knowledgeable of the rental car market. The FTC, that's their number one concern as you might imagine, if they want to make sure that whatever happens to Advantage it's got the ability to grow and be nurtured as it has under Hertz.

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Rich Kwas:	When you balance M&A and focus on investment grade, what comes first then?

Mark Frissora:
It depends on the strategic investment and the return to shareholders on that versus the return to shareholders by becoming investment grade. So, we always make the decision based on that. So, I think it depends on the investment we're talking about.

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Unidentified Participant:
Hi, Mark. You launched the bid for Dollar Thrifty. The stock is at $80. Your stock is down. You've walked at least three times from buying Dollar Thrifty. You were within striking distance. How do we know you're serious this time? I'm just at a loss for why you didn't act sooner given you were within striking distance and how do you think about the process going forward given that is $80 and your stock is moving down?

Mark Frissora:	I'm not sure which question you want me to answer first here. You're saying why should you believe me that I'm serious? Is that the question? Was that question or an accusation on your part?

Unidentified Participant:
It's not an accusation. It's a question. You've been here several times. There is a price where you walk away. How do we think about -- you did indicate that you had more to pay. How should we think about the process going forward? In contrast, the last time your stock prices actually moved down this time. Last time people seemed to be more excited about the possibility. Now they seem to be more concerned that you will overpay.

Mark Frissora:
I think the stock -- first of all, the stock's not down dramatically or anything, right? Secondly, you would think Dollar Thrifty would rise because there's no surprise to us. Our stock movement nor Dollar Thrifty. If that's a surprise to you, I'm surprised because I've talked to traders on the floor. They all think it's exactly where it should be right now. Obviously people worried that it's going to get into a bidding contest between us and Avis. People worry about that. Until that's resolved, our stock trades sideways. That's very normal in M&A activity.

Last time was totally different than this time, right? Because last time we were bidding against ourselves. We weren't bidding against Avis. Avis was throwing an offer out but there was no tender offer. There was no merger agreement. It was fictitious, hypothetical offer. So, it was a no win situation for me. No matter what price I came up with they would come up with a higher price and the ARBs would believe it and it would force the stock up even more. The difference between now and then is the industry has improved, EBITDA multiples have improved including Dollar Thrifty's EBITDA multiple and we've been waiting for seven months for clearance with the FTC and Avis. We've had no visibility at all. We don't know what's going on, right? We're apples to apples a point in our Company's future where we need to know is this thing going to get resolved or not? It has an overhang on the entire industry.

So, we thought let's go ahead and get involved and preserve our optionality for the future. We forced resolution within the next 90 to 120 days. We know whether or not we want to continue to invest in Advantage or start to invest in Dollar Thrifty. We're just about trying to make this thing into a black and white versus shades of grey where the entire industry is frustrated with the lack of progress that Avis has made with the FTC. So we're trying to press resolution for the industry here and ourselves because we're at an inflection point. We need to understand where our investments need to be for our shareholders. Do they need to be for Advantage? Or do they need in off airport? Or should we think about Dollar Thrifty as something we should invest in for shareholders as well? Any way you cut it, we're going to generate a lot of shareholder value, right? So, whatever happens, we will make a decision on behalf of our shareholders and we think create at least $2 to $3 of shareholder value over the year and a half. Either way.

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